

May 15, 2014

<u>Via E-mail</u>
Mr. David W. Meline
Senior Vice President and
 Chief Financial Officer
3M Company
3M Center
St. Paul, Minnesota 55144

      Re: 3M Company
               Form 10-K for the Year Ended December 31, 2013
               Filed February 13, 2014
               File No. 001-03285

Dear Mr. Meline:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Kevin L. Vaughn

                                Kevin L. Vaughn
                                Accounting Branch Chief